[Morgan Joseph Letterhead]

May 31, 2006

VIA FACSIMILE

John Reynolds, Esq.

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Request for Acceleration of Effective Date of
Registration Statement on Form S-1/A (Amendment No. 8) of
HD Partners Acquisition Corporation
(SEC File No. 333-130531), filed on May 30, 2006

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Morgan Joseph & Co. Inc., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Washington D.C. time, on June 1, 2006, or as soon thereafter as practicable.

Sincerely,

/s/ Tina Prountzos
Tina Prountzos
Managing Director